UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§  240.13d-2(a) (Amendment No. )1

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00430H102
(CUSIP Number)

Zac Rosenberg
Chief Compliance Officer
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM 700
San Francisco, CA 94129
(415) 680-1030

with copies to:
David Feldman
Stewart McDowell
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York, 10166
(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H102

1	NAME OF REPORTING PERSON
Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR		☐
2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH		15,972,241
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
15,972,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,972,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)
14	TYPE OF REPORTING PERSON
IA, PN

(1)	See Item 5.

CUSIP No. 00430H102

1	NAME OF REPORTING PERSON
IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR		☐
2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH		15,972,241
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
15,972,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,972,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)
14	TYPE OF REPORTING PERSON
OO, HC
(1)	See Item 5.

CUSIP No. 00430H102

1	NAME OF REPORTING PERSON
Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR		☐
2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH		15,972,241
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
15,972,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,972,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)
14	TYPE OF REPORTING PERSON
IN, HC
(1)	See Item 5.

CUSIP No. 00430H102

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3950 South Country Club Road, Suite 470, Tucson, Arizona.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by and on behalf of (i) Indaba Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), (ii) IC GP, LLC, a Delaware limited liability company (“IC GP”), and (iii) Derek C. Schrier, a citizen of the United States of America (“Mr. Schrier”). The Investment Manager, IC GP and Mr. Schrier are herein sometimes referred to each as a “Reporting Person” and collectively as “Reporting Persons”.

(b)	The principal business address of the Reporting Persons is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129.

(c)	The Investment Manager is principally involved in the business of providing investment advisory and investment management services to certain clients, including Indaba Capital Fund, L.P. (the “Fund”). IC GP is principally involved in the business of serving as the general partner of the Investment Manager. Mr. Schrier is the Managing Member of IC GP.

(d)	During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited partnership. IC GP is a Delaware limited liability company. Mr. Schrier is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On April 21, 2023, the Issuer entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with (x) certain holders of the Issuer’s 2.50% Convertible Senior Notes due 2023 (the “Old Convertible Notes”), including the Fund, (y) the holders of claims arising from that certain Secured Promissory Note, dated as of August 15, 2022 (the “Secured Promissory Note”) and (z) the holders of the Issuer’s Series A Preferred Stock. Pursuant to the transactions contemplated by the Restructuring Support Agreement, the Fund entered into (i) a Note Exchange Agreement dated as of June 9, 2023 (the “Note Exchange Agreement”) pursuant to which the Fund exchanged $20,235,000 in aggregate principal amount of Old Convertible Notes for $20,605,975 in aggregate principal amount of 5.00% Senior Secured Convertible Notes due 2026 of the Issuer (the “New Convertible Notes”) (inclusive of additional New Convertible Notes in respect of interest accrued on the Old Convertible Notes from September 15, 2022) and (ii) a Note Purchase Agreement dated as of June 9, 2023 (the “Note Purchase Agreement”) pursuant to which the Fund purchased $2,103,843.00 principal amount of New Convertible Notes for cash. The New Convertible Notes will mature on December 15, 2026 and will bear interest at a rate of 5.00% per annum, payable in kind (the “PIK Feature”). The New Convertible Notes, including any New Convertible Notes issued as a result of the payment of interest in kind, will be convertible into shares of Common Stock of the Issuer at an initial conversion price of approximately $0.72 per share. The initial conversion price is subject to adjustment based on the positive difference between the 31 to 90-day volume-weighted average price, subject to a cap of $0.83 per share. Conversions of the New Convertible Notes may be settled, at the option of the Issuer, with shares of Common Stock, cash or a combination thereof. The Issuer has initially elected to settle conversions of New Convertible Notes in shares of Common Stock.

CUSIP No. 00430H102

On June 9, 2023, the Issuer and U.S. Bank Trust Company, National Association entered into an indenture to provide for the issuance of the New Convertible Notes (the “Indenture”). The Issuer and certain of its subsidiaries from time to time party thereto (the “Guarantors”), entered into a Security Agreement (the “Security Agreement”) with U.S. Bank Trust Company, National Association as collateral agent. Pursuant to the Security Agreement, the Issuer and Guarantors granted the collateral agent a security interest in certain of their assets, including but not limited to certain accounts, equipment, fixtures and intellectual property, in order to secure the payment and performance of all of the obligations under the New Convertible Notes.

The Restructuring Support Agreement, the Note Exchange Agreement, the Note Purchase Agreement, the Indenture, the Security Agreement and a side letter between the Issuer and the Fund (the “Side Letter”) are collectively referred to as the “Transaction Documents.” The descriptions of each respective Transaction Document in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the respective Transaction Document, copies of which are exhibits to this Schedule 13D as set forth in Item 7 hereof.

The source of the cash used to acquire the Old Convertible Notes exchanged by the Fund for New Convertible Notes as reported herein was the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

The source of the cash used to acquire New Convertible Notes as reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

Item 4.	Purpose of Transaction

The disclosure in Item 3 is incorporated herein by reference.

The Fund exchanged the Old Convertible Notes for New Convertible Notes directly held by the Fund and beneficially owned by the Reporting Persons reported herein as part of an arrangement to restructure the debt of the Issuer represented by the Old Convertible Notes, with respect to which the Issuer was in default. The Reporting Persons acquired beneficial ownership of the New Convertible Notes acquired for cash because they believed that the New Convertible Notes reported herein represent an attractive investment opportunity.

In connection with the Restructuring Support Agreement, the board of directors of the Issuer (the “Board”) agreed to nominate two independent directors (the “New Directors”) for election to the Board at the Issuer’s annual meeting of stockholders in May 2023. Both New Directors were elected to the Board at such meeting. Pursuant to the Note Purchase Agreement, the Investment Manager had the right to identify a candidate (the “Indaba Nominee”) for appointment to the Board, subject to the Issuer’s consent, which was not to be unreasonably withheld. Mark Black is the Indaba Nominee that was appointed to the Board on May 18, 2023. The Issuer agreed to reduce the size of the Board from ten directors to nine directors through the removal or resignation of one director prior to the Issuer’s annual meeting in May 2024, provided that neither the Indaba Nominee nor either New Director would be removed pursuant to such reduction in the size of the Board.

Pursuant to the Note Exchange Agreement and Note Purchase Agreement, the Issuer agreed that holders of at least $1 million of New Convertible Notes, including the Fund, would have the right to purchase or participate in certain debt financings issued to affiliates of the Issuer. The PIK Feature of the New Convertible Notes will result in an increase in the number of shares of Common Stock issuable upon conversion of the New Convertible Notes, subject to the Beneficial Ownership Limitation (as defined below). Any adjustment of the conversion price of the New Convertible Notes as described above may result in an increase or decrease in the number of shares of Common Stock issuable upon conversion of the New Convertible Notes, subject to the Beneficial Ownership Limitation.

CUSIP No. 00430H102

In connection with the transactions contemplated by the Transaction Agreements, the Issuer also entered into the following transactions with parties other than the Reporting Persons:

•	A Consent and Amendment No. 1 to the Secured Promissory Note with the Jack W. Schuler Living Trust (the “Trust”) pursuant to which the Issuer repurchased the Secured Promissory Note from the Trust by issuing shares of Common Stock to the Trust;
•	An Amendment No. 1 to the Securities Purchase Agreement with the Trust amending a Securities Purchase Agreement between the Issuer and the Trust dated March 24, 2022 pursuant to which the Issuer issued approximately 4.8 million shares of Common Stock for proceeds of $4 million;
•	In connection with the transactions described herein and pursuant to the Restructuring Support Agreement, certain preferred stockholders of the Issuer converted their shares of Series A Preferred Stock of the Issuer into shares of Common Stock; and
•	An additional Securities Purchase Agreement with the Trust pursuant to which the Trust is required, at the Issuer’s option, to either purchase approximately 13.9 million shares of Common Stock for an aggregate purchase price of $10 million or to backstop a public offering by the Issuer of Common Stock at market prices for aggregate proceeds of $10 million.

The Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and the Board, other current or prospective securityholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding ways to narrow the gap between the Issuer’s intrinsic value and its stock price and a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, governance or capitalization; acquiring shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 00430H102

Item 5.	Interest in Securities of the Issuer

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages set forth in this Item 5 are based on 145,363,531 shares of Common Stock of the Issuer outstanding as of June 20, 2023, as communicated to the Reporting Persons by the Issuer. Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act, and giving effect to the Beneficial Ownership Limitation (as defined below), the Reporting Persons may be deemed to beneficially own 15,972,241 shares of Common Stock issuable upon conversion of the New Convertible Notes, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier. Without giving effect to the Beneficial Ownership Limitation, the Reporting Persons would be entitled to receive an additional 15,569,172 shares of Common Stock issuable upon the conversion of the New Convertible Notes as of the date hereof.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c)	The information set forth in Item 3 is incorporated by reference herein. Except as disclosed in this Schedule 13D, there were no transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 are incorporated by reference.

The Indenture for the New Convertible Notes contains a blocker provision that, together with a letter agreement (the “Side Letter”) between the Issuer and the Fund, prohibits the conversion of the New Convertible Notes by the Reporting Persons if such conversion would result in the Reporting Persons’ beneficial ownership exceeding 9.9% of the number of outstanding shares of Common Stock of the Issuer at any time (the “Beneficial Ownership Limitation”). By written notice to the Issuer, the Fund may from time to time increase or decrease the Beneficial Ownership Limitation to any other percentage; provided that such increase will not be effective until the 65th day after such notice is delivered to the Issuer.

On June 20, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the New Convertible Note and the shares of Common Stock underlying the New Convertible Notes.

CUSIP No. 00430H102

Item 7.	Material to Be Filed As Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 20, 2023, by and among the Investment Manager, IC GP and Mr. Schrier.

99.2	Restructuring Support Agreement, dated April 21, 2023, between the Issuer and certain stakeholders, including the Fund (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 24, 2023).

99.3	Form of Note Exchange Agreement, dated June 9, 2023, between the Issuer and certain holders of Old Convertible Notes, including the Fund (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 13, 2023).

99.4	Form of Note Purchase Agreement, dated June 9, 2023, between the Issuer and certain purchasers of New Convertible Notes, including the Fund (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 13, 2023).

99.5	Indenture for the New Convertible Notes, dated as of June 9, 2023, between the Issuer and the trustee for the New Convertible Notes, including the form of New Convertible Note (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 13, 2023).

99.6	Security Agreement, dated as of June 9, 2023, between the Issuer and the collateral agent (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 13, 2023).

99.7	Side Letter regarding Beneficial Ownership Limitation, dated June 9, 2023, between the Issuer and the Fund.

CUSIP No. 00430H102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2023

INDABA CAPITAL MANAGEMENT, L.P.

By: IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier

Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier

Name: Derek C. Schrier
Title: Managing Member

DEREK C. SCHRIER

By:	/s/ Derek C. Schrier